August 16, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2010 as filed on February 28, 2011 and Definitive Proxy Statement on Schedule14A, as filed on April 1, 2011

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated August 9, 2011.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

6) Income Taxes, page 123

1. Refer to your response to prior comment one. Please clarify in proposed disclosure to be included in future periodic reports why net income attributable to non-controlling interests is reflected on a gross basis and does not include any income tax provision/benefit.

Response:

Below, please see our proposed disclosure to be included in future periodic reports.

Please also note that, in future periodic reports, we plan to omit the additional effective tax rate disclosure (representing the rate of the provision for income taxes to income from continuing operations before income taxes minus net income attributable to noncontrolling interests) from the Notes to Consolidated Financial Statements-Note 6 Income Taxes. Although as indicated in our response letter dated July 15, 2011, “we believe it is helpful to our investors that we also provide our effective tax rate as calculated after giving effect to the portion of our income from continuing operations that is attributable to the third party members/partners”, we will provide this supplemental disclosure, including the proposed disclosure below, only in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Provision for Income Taxes and Effective Tax Rates (as reflected on pages 72 and 73 of our Form 10-K for the year ended December 31, 2010).

Proposed disclosure to be included in future filings (in Management’s Discussion and Analysis of Financial Condition and Results of Operations-Provision for Income Taxes and Effective Tax Rates):

Proposed additional disclosure:

Outside owners hold various noncontrolling, minority ownership interests in seven of our acute care facilities and one behavioral health care facility. Each of these facilities are owned and operated by limited liability companies (“LLC”) or limited partnerships (“LP”). As a result, since there is no income tax liability incurred at the LLC/LP level (since it passes through to the members/partners), the net income attributable to noncontrolling interests does not include any income tax provision/benefit. When computing the provision for income taxes, as reflected on our consolidated statements of income, the net income attributable to noncontrolling interests is deducted from income from continuing operations before income taxes since it represents the third-party members’/partners’ share of the income generated by the joint-venture entities. In addition to providing the effective tax rate, as indicated above (as calculated from dividing the provision for income taxes by the income from continuing operations before income taxes as reflected on the consolidated statements of income), we believe it is helpful to our investors that we also provide our effective tax rate as calculated after giving effect to the portion of our income from continuing operations that is attributable to the third party members/partners.

Previously existing disclosure, for illustration purposes, as included on Page 73 of our Form 10-K for the year ended December 31, 2010:

The effective tax rates, as calculated by dividing the provision for income taxes by the difference in income from continuing operations before income taxes, minus income from continuing operations attributable to noncontrolling interests, were as follows for each of the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

	2010	2009	2008
Provision for income taxes	$152,302	$170,475	$123,378

Income from continuing operations before income taxes	428,097	474,722	357,012
Less: Net income attributable to noncontrolling interests	(45,612)	(43,874)	(40,693)

Income from continuing operations before income taxes and after net income attributable to noncontrolling interests	382,485	430,848	316,319

Effective tax rate	39.8%	39.6%	39.0%

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

2. We note your response to our prior comment 4 as well as your proposed supplemental disclosure to be included in future definitive proxy statements. Please amend your annual report on Form 10-K to disclose these additional material terms of your cash bonus for Ms. Osteen and Mr. Wright.

Response:

Pursuant to the Staff’s request, we will amend our annual report on Form 10-K for the year ended December 31, 2010 (Item 11-Executive Compensation). The amendment will be filed immediately following the Staff’s response to this letter.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax)
steve.filton@uhsinc.com (email)

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